
Soho
Resources Corp.
SOH:TSXV

SOHO RESOURCES CORP.

CONSOLIDATED FINANCIAL STATEMENTS

FEBRUARY 28, 2010





AUDITORS' REPORT

To the Shareholders of
Soho Resources Corp.

We have audited the consolidated balance sheets of Soho Resources Corp. as at February 28, 2010 and 2009 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at February 28, 2010 and 2009 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

"DAVIDSON & COMPANY LLP"

Vancouver, Canada — Chartered Accountants

June 15, 2010


INTERNATIONAL

SOHO RESOURCES CORP.
CONSOLIDATED BALANCE SHEETS

	February 28, 2010	February 28, 2009
ASSETS		
Current		
Cash	$ 253,360	$ 647,613
Prepaid expenses	26,836	10,833
Receivables	95,348	244,220
	375,544	902,666
Mineral properties (Note 4)	20,297,853	19,429,215
Equipment (Note 5)	48,453	65,729
	$ 20,721,850	$ 20,397,610
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	$ 328,898	$ 213,105
Obligation under share purchase agreement (Note 4)	210,000	254,000
Capital lease obligation (Note 7)	-	1,476
	538,898	468,581
Asset retirement obligation (Note 6)	180,675	184,398
	719,573	652,979
Shareholders' equity		
Capital stock (Note 8)	38,187,165	36,877,709
Contributed surplus (Note 8)	3,059,510	2,791,046
Deficit	(21,244,398)	(19,924,124)
	20,002,277	19,744,631
	$ 20,721,850	$ 20,397,610

Nature of operations and going concern (Note 1)
Commitments (Note 16)
Subsequent events (Note 17)

On behalf of the Board:

"Ralph Shearing"	Director	*"Paul Chung"*	Director
Ralph Shearing		Paul Chung	

The accompanying notes are an integral part of these consolidated financial statements.

SOHO RESOURCES CORP.
CONSOLIDATED STATEMENTS OF OPERATIONS, COMPREHENSIVE LOSS, AND DEFICIT

	Years ended February 28, 2010	February 28, 2009
EXPENSES		
Amortization	$ 17,276	$ 21,876
Bad debt (recovery)	-	(25,000)
Business promotion	47,681	49,302
Communications	23,948	32,994
Consulting and financial services	45,080	37,874
Foreign exchange loss	13,851	123,282
Insurance	35,324	50,183
Interest on capital lease obligation	-	563
Investor relations	-	13,000
Office and miscellaneous	21,612	34,170
Professional fees	387,278	417,671
Property investigations	-	5,144
Regulatory fees	16,767	11,582
Rent	98,037	92,898
Stock-based compensation (Note 9)	254,692	31,371
Transfer agent	11,355	18,751
Travel	35,002	78,046
Salaries and benefits	319,961	329,589
Loss before other item	(1,327,864)	(1,323,296)
OTHER ITEM		
Interest income	7,590	74,520
Loss and comprehensive loss for the year	(1,320,274)	(1,248,776)
Deficit, beginning of year	(19,924,124)	(18,675,348)
Deficit, end of year	$ (21,244,398)	$ (19,924,124)
Basic and diluted loss per common share	$ (0.01)	$ (0.01)
Weighted average number of common shares outstanding	134,895,524	101,407,776

The accompanying notes are an integral part of these consolidated financial statements.

SOHO RESOURCES CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended	
	February 28, 2010	February 28, 2009
CASH FLOWS FROM OPERATING ACTIVITIES		
Loss for the year	$ (1,320,274)	$ (1,248,776)
Items not affecting cash		
Amortization	17,276	21,876
Stock-based compensation expensed	254,692	31,371
Unrealized foreign exchange loss (gain)	(47,723)	34,391
Changes in non-cash working capital items		
Decrease (increase) in prepaid expenses	(16,003)	31,019
Decrease in receivables	148,872	1,005,621
Increase in accounts payable and accrued liabilities	79,806	73,526
Net cash used in operating activities	(883,354)	(50,972)
CASH FLOWS FROM FINANCING ACTIVITIES		
Issuance of common shares	1,287,500	1,000,000
Share issue costs	-	(45,545)
Repayments of capital lease obligation	(1,476)	(5,009)
Net cash provided by financing activities	1,286,024	949,446
CASH FLOWS FROM INVESTING ACTIVITY		
Mineral properties	(796,923)	(4,276,894)
Net cash used in investing activity	(796,923)	(4,276,894)
Change in cash during the year	(394,253)	(3,378,420)
Cash, beginning of year	647,613	4,026,033
Cash, end of year	$ 253,360	$ 647,613

Supplemental disclosure with respect to cash flows (Note 10)

The accompanying notes are an integral part of these consolidated financial statements.

1. NATURE OF OPERATIONS AND GOING CONCERN

Soho Resources Corp. was incorporated under the laws of British Columbia, Canada, and its principal business activity consists of the acquisition and exploration of mineral properties.

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain reserves that are economically recoverable. The recoverability of the amounts shown for mineral properties and related deferred exploration costs are dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete development and upon future profitable production.

These consolidated financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The Company has incurred significant operating losses to date and its continuing operations are dependent upon its ability to continue to raise adequate financing through additional debt, issuance of share capital, preserve working capital by reducing operating expenses and to commence profitable operations in the near future. To preserve capital, the Company has actively reduced operating and mineral property expenditures.

These financial statements do not include any adjustments relating to the recoverability and classification of recorded assets and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

	February 28, 2010	February 28, 2009
Deficit	$ (21,244,398)	$ (19,924,124)
Working capital (deficiency)	$ (163,354)	$ 434,085

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of consolidation

These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and include the accounts of Soho Resources Corp. ("Soho") and its wholly-owned subsidiaries, Samarkand de Mexico S.A. de C.V. ("Samarkand"), Sierra Soleada S.A. de C.V. ("Sierra") and 531607 BC Ltd.; and its 99% owned subsidiary, Sacramento de la Plata S.A. de C.V. ("Sacramento"), (collectively referred to as the "Company"). All inter-company transactions and balances have been eliminated upon consolidation.

Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the year. Significant estimates include the carrying value of receivables, mineral properties, asset retirement obligations, future income taxes and stock-based compensation. Actual results could differ from those estimates.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Foreign currency translation

The Company's subsidiaries are integrated foreign operations and are translated into Canadian dollar equivalents using the temporal method. Monetary items are translated at the exchange rate in effect at the balance sheet date; non-monetary items are translated at historical exchange rates. Income and expense items are translated at the exchange rates approximating those in effect at the time of the transactions. Translation gains and losses are included in the results of operations for the year.

Equipment

Equipment is recorded at cost and is being amortized over its estimated useful lives on the declining balance basis as follows:

Computer equipment	30%
Office equipment	20%
Geological equipment	30%

Leasehold improvements are amortized on a straight-line basis over 5 years.

Mineral properties

All costs related to the acquisition, exploration and development of mineral properties are capitalized by property. If economically recoverable ore reserves are developed, capitalized costs of the related property are reclassified as mining assets and amortized using the unit of production method. When a property is abandoned, all related costs are written off to operations. If, after management review, it is determined that the carrying amount of a mineral property is impaired, that property is written down to its estimated net realizable value. A mineral property is reviewed for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable.

The amounts shown for mineral properties do not necessarily represent present or future values. Their recoverability is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development, and future profitable production or proceeds from the disposition thereof.

Asset retirement obligations

The Company recognizes the fair value of a liability for an asset retirement obligation in the year in which it is incurred when a reasonable estimate of fair value can be made. The carrying amount of the related long-lived asset is increased by the same amount as the liability.

Changes in the liability for an asset retirement obligation due to the passage of time will be measured by applying an interest method of allocation. The amount will be recognized as an increase in the liability and an accretion expense in the statement of operations. Changes resulting from revisions to the timing or the amount of the original estimate of undiscounted cash flows are recognized as an increase or a decrease to the carrying amount of the liability and the related long-lived asset.

Stock-based compensation

The Company uses the fair value based method of accounting for all stock-based compensation. The Company estimates the fair value of stock options and compensatory warrants at the date of grant using the Black-Scholes option pricing model and expenses the fair value over the period of the vesting. Any consideration paid on exercise of stock options and compensatory warrants to purchase shares is credited to capital stock.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Income taxes

Future income taxes are recorded for using the asset and liability method whereby future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs. To the extent that the Company does not consider it to be more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

Loss per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method the dilutive effect on loss per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the period. For the years presented, this calculation proved to be anti-dilutive.

Loss per share is calculated using the weighted average number of common shares outstanding during the year.

Financial Instruments

All financial instruments are classified into one of five categories: held-for-trading financial instruments, held-to-maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments and derivatives are measured in the balance sheet at fair value, except for loans and receivables, held-to-maturity investments and other financial liabilities, which are measured at amortized cost.

Subsequent measurement and changes in fair value will depend on their initial classification. Held-for-trading financial instruments are measured at fair value and changes in fair value are recognized in net income. Available-for-sale financial instruments are measured at fair value and changes in fair value are recognized in other comprehensive income until the instrument is derecognized or impaired. All derivative instruments, including embedded derivatives, are recorded in the balance sheet at fair value unless they qualify for the normal sale normal purchase exemption and changes in their fair value are recorded in income unless cash flow hedge accounting is used, in which case changes in fair value are recorded in other comprehensive income.

Cash is classified as held-for-trading. Receivables are classified as loans and receivables and accounts payable and accrued liabilities are classified as other liabilities, all of which are measured at amortized cost.

The Company provides disclosures that enable users to evaluate (a) the significance of financial instruments for the entity's financial position and performance; and (b) the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and how the entity manages those risks.

The Company also discloses financial instruments and non-financial derivatives from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Changes in accounting policies

Financial instruments
The Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3862, Financial Instruments – Disclosures, was amended to require disclosure about the inputs used in making fair value measurements, including their classification within a hierarchy that prioritizes their significance. The three levels of the fair value hierarchy are:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
Level 3 – Inputs that are not based on observable market data.

This amendment applies to annual financial statements ending after September 30, 2009. See Note 14.

Goodwill and Intangible Assets
The Canadian Accounting Standards Board ("AcSB") issued CICA Handbook Section 3064 which replaces Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs. This new section establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets. Standards concerning goodwill remain unchanged from the standards included in the previous Section 3062. The standard was adopted by the Company effective March 1, 2009, and the adoption did not have a material impact on the financial statements for any of the years presented.

3. RECENT ACCOUNTING PRONOUNCEMENTS

International Financial Reporting Standards ("IFRS")

In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of March 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the fiscal year ended February 28, 2011.

Business Combinations, Consolidated Financial Statements and Non-Controlling Interests

In January 2009, the CICA issued Handbook Sections 1582 "Business Combinations", 1601 "Consolidated Financial Statements" and 1602 "Non-Controlling Interests" which replace CICA Handbook Sections 1581 "Business Combinations" and 1600 "Consolidated Financial Statements". Section 1582 establishes standards for the accounting for business combinations that is equivalent to the business combination accounting standard under IFRS. Section 1601 together with Section 1602 establishes standards for the preparation of consolidated financial statements. These sections are applicable for the Company's interim and annual consolidated financial statements for its fiscal year beginning on or after January 1, 2011. Early adoption of these Sections is permitted and all three Sections must be adopted concurrently.

4. MINERAL PROPERTIES

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral properties. The Company has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties are in good standing.

Tahuehueto Project

In 1997, pursuant to a share purchase agreement through Samarkand, the Company acquired 90% of the issued and outstanding capital stock of Sacramento. In March 2007 the Company converted a portion of inter-company debt between Samarkand and Sacramento into equity, thereby increasing its ownership in Sacramento from 90% to 99%. Sacramento holds a 100% interest in the Tahuehueto mineral property, located in Durango State, Mexico. A portion of the property is subject to a 1.6% net smelter returns royalty ("NSR").

Pursuant to the share purchase agreement, the Company is obligated to make final payments of US$200,000 to the vendors of the Sacramento shares.

In 2006, the Company entered into an agreement for surface access rights to certain areas of the Tahuehueto project, expiring in May 2016. Under the terms of this agreement the Company must pay an annual fee escalating at 5% per annum. The fee paid for the 2010 fiscal year was US$23,153.

Jocuixtita Project

During the year ended February 28, 2010 the Company acquired mineral properties by staking and entered into two option agreements to explore and acquire a 100% interest in mineral properties located in Jocuixtita, Sinaloa, Mexico. Pursuant to the option agreements, the Company must make option payments totaling US$1,000,000 over a period of six years, of which a maximum of US$372,666 may be paid by issuing common shares to the vendors. During the year ended February 28, 2010, the Company paid the vendors US$70,000 and issued 375,780 common shares valued at $21,956 (US$20,000).

4. MINERAL PROPERTIES (cont'd...)

Mineral property costs were incurred as follows:

	February 28, 2010			February 28, 2009
	Tahuehueto	Jocuixtita	Total	Total
Balance, beginning of year	$19,418,172	$11,043	$19,429,215	$15,335,977
Acquisition costs	-	93,923	93,923	2,630
Assays, data and maps	116,332	11,928	128,260	427,247
Asset retirement charge	-	-	-	23,725
Drilling	-	-	-	1,795,079
Equipment and supplies	114,928	6,467	121,395	326,763
Geological consulting (recovery)	(8,656)	30,888	22,232	85,196
Insurance	3,187	-	3,187	4,865
Mineral concession taxes, licences, and fees	67,846	14,617	82,463	66,909
Project office	135,388	1,303	136,691	276,847
Stock-based compensation (Note 9)	13,772	-	13,772	36,683
Subcontractors and equipment rentals	29,064	9,484	38,548	280,496
Transportation, travel, and lodging	7,072	2,530	9,602	35,254
Wages and benefits	218,565	-	218,565	731,544
Mineral property costs incurred during the year	697,498	171,140	868,638	4,093,238
Balance, end of year	$20,115,670	$182,183	$20,297,853	$19,429,215

5. EQUIPMENT

	2010			2009		
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Computer equipment	$ 15,500	$ 10,075	$ 5,425	$ 15,500	$ 7,750	$ 7,750
Office equipment	62,092	42,540	19,552	62,092	37,652	24,440
Leasehold improvements	48,978	27,468	21,510	48,978	18,248	30,730
Geological equipment	9,632	7,666	1,966	9,632	6,823	2,809
	$136,202	$ 87,749	$48,453	$136,202	$70,473	$65,729

6. ASSET RETIREMENT OBLIGATION

The Company's operations are affected by federal, state and local laws and regulations concerning environmental protection. Under current regulations, the Company is required to meet performance standards to minimize environmental impact from operations and to perform site restoration and other closure activities. The Company's provisions for future site closure and reclamation costs are based on known requirements. It is not currently possible to estimate the impact on operating results, if any, of future legislative or regulatory developments. The asset retirement obligation accrual required management to make significant estimates and assumptions. Actual results could differ from these estimates.

The Company estimates its asset retirement obligation at the Tahuehueto property based on its understanding of its requirements to reclaim the currently disturbed areas. As at February 28, 2010 the Company estimated the asset retirement obligation to be $180,675 (February 28, 2009 - $184,398). The asset retirement obligation is considered to be present value.

7. CAPITAL LEASE OBLIGATION

The Company entered into a capital lease agreement in connection with the rental of certain office equipment. The lease was payable by monthly payments of $434 until February 2009, plus a final payment of $1,476, was secured by the equipment, and bore interest at 13% per annum.

8. CAPITAL STOCK AND CONTRIBUTED SURPLUS

	Number of Shares	Share Amount	Contributed Surplus
Authorized:			
Unlimited common shares without par value			
100,000,000 Class A preference shares with a par value of $1 per share			
100,000,000 Class B preference shares with a par value of $5 per share			
Common shares issued:			
Balance as at February 29, 2008	100,137,913	$ 35,923,254	$ 2,722,992
Private placement	25,000,000	1,000,000	-
Private placement – Finders' fees	750,000	30,000	-
Share issue costs	-	(75,545)	-
Stock-based compensation (Note 9)	-	-	68,054
Balance as at February 28, 2009	125,887,913	36,877,709	2,791,046
Warrants exercised	25,750,000	1,287,500	-
Property acquisition (Note 4)	375,780	21,956	-
Stock-based compensation (Note 9)	-	-	268,464
Balance as at February 28, 2010	152,013,693	$ 38,187,165	$ 3,059,510

8. CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont'd...)

Fiscal 2010 Transactions

a) The Company issued 25,750,000 common shares pursuant to the exercise of warrants for total cash proceeds of $1,287,500.

b) Pursuant to a property acquisition agreement, during the year ended February 28, 2010, the Company issued 375,780 common shares valued at $21,956.

Fiscal 2009 Transactions

On February 11, 2009, the Company completed a non-brokered private placement of 25,000,000 units at $0.04 per unit for total proceeds of $1,000,000. Each unit will consist of one common share and one transferable share purchase warrant. Each share purchase warrant shall be exercisable for a period of two years; at a price of $0.05 per share during the first year, and at a price of $0.10 per share during the second year.

In connection with this financing the Company paid finders' fees; in cash of $30,000, and issued 750,000 units with the same terms as the private placement units.

9. STOCK OPTIONS AND WARRANTS

A 2009 Stock Option Plan was approved by the shareholders on July 21, 2009, at the Company's annual general meeting. Under the 2009 plan, the Company is authorized to grant options to executive officers, directors, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common stock of the Company, on a rolling basis. Options may be granted at an exercise price of no less than a 25% discount of the market price on the date of the grant, or such higher price as determined by the board of directors. Options can be granted for a maximum term of 10 years. Vesting is not required but may be set on an individual basis as determined by the board of directors.

Stock-based compensation

During the year ended February 28, 2010, the Company granted 4,140,000 (February 28, 2009 – 600,000) stock options. The options vest 25% upon the date of grant, and then at a rate of 25% every 3 months thereafter, until fully vested. The Company also re-priced 3,280,000 previously issued stock options to an exercise price of $0.10 per share. These options had previous exercise prices ranging from $0.25 to $0.63.

For the year ended February 28, 2010, the total fair value of options granted using the Black-Scholes option pricing model was $204,670 (February 28, 2009 – $68,054). A total of $188,692 (February 28, 2009 - $31,371) was charged to operations and $13,772 (February 28, 2009 - $36,683) has been included in mineral properties, all offset to contributed surplus. The weighted average fair value of the options granted during the year was $0.05 (February 28, 2009 - $0.11) per option.

In addition, using the Black-Scholes option pricing model, the total fair value of options re-priced of $66,000 (February 28, 2009 – $Nil) was charged to operations. The weighted average fair value of the options re-priced during the year was $0.02 (February 28, 2009 - $Nil) per option.

9. STOCK OPTIONS AND WARRANTS (cont'd...)

Stock-based compensation (cont'd...)

The following weighted average assumptions were used for the Black-Scholes valuation of stock options granted during the year:

	February 28, 2010	February 28, 2009
Risk-free interest rate	1.74%	2.95%
Expected life of options/warrants	4.9 Years	4.0 Years
Annualized volatility	123.64%	91.28%
Dividend rate	0%	0%

The following weighted average assumptions were used for the Black-Scholes valuation of stock options re-priced during the year:

	February 28, 2010	February 28, 2009
Risk-free interest rate	1.15%	-
Expected life of options/warrants	2.0 Years	-
Annualized volatility	132.27%	-
Dividend rate	0%	-

As at February 28, 2010 the Company had outstanding stock options as follows:

Number of Shares	Exercise Price	Expiry Date
200,000	$0.10	June 27, 2010
150,000	$0.10	September 15, 2010
150,000	$0.10	November 1, 2010
530,000	$0.10	December 8, 2010
750,000	$0.10	December 8, 2010
200,000	$0.10	May 17, 2011
300,000	$0.63	May 17, 2011
25,000	$0.10	August 1, 2011
300,000	$0.10	August 1, 2011
150,000	$0.10	October 1, 2011
50,000	$0.10	December 1, 2011
200,000	$0.10	March 19, 2012
150,000	$0.10	April 25, 2012
25,000	$0.10	May 10, 2012
250,000	$0.10	September 1, 2012
25,000	$0.10	January 1, 2013
3,515,000	$0.10	March 20, 2014
475,000	$0.10	May 1, 2014
7,445,000		

9. STOCK OPTIONS AND WARRANTS (cont'd...)

Stock-based compensation (cont'd...)

Stock option transactions are summarized as follows:

	February 28, 2010		February 28, 2009	
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Balance, beginning of year	4,520,000	$ 0.35	6,540,000	$ 0.37
Granted	4,140,000	$ 0.10	600,000	$ 0.25
Expired/cancelled	(1,215,000)	$ 0.17	(2,620,000)	$ 0.36
Balance, end of year	7,445,000	$ 0.12	4,520,000	$ 0.35
Options exercisable, end of year	7,370,000	$ 0.12	4,520,000	$ 0.35

Warrants

As at February 28, 2010 no share purchase warrants were outstanding.

Warrant transactions are summarized as follows:

	February 28, 2010		February 28, 2009	
	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price
Balance, beginning of year	37,949,999	$ 0.26	21,675,999	$ 0.74
Issued	-	-	25,750,000	$ 0.05
Exercised	(25,750,000)	$ 0.05	-	-
Expired/cancelled	(12,199,999)	$ 0.70	(9,476,000)	$ 0.80
Balance, end of year	-	-	37,949,999	$ 0.26

9. STOCK OPTIONS AND WARRANTS (cont'd...)

Warrants (cont'd...)

Brokers' Unit Warrants

Brokers' unit warrants transactions are summarized as follows:

	February 28, 2010		February 28, 2009	
	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price
Balance, beginning of year	1,296,000	$ 0.50	1,296,000	$ 0.50
Granted	-	-	-	-
Exercised	-	-	-	-
Expired/cancelled	(1,296,000)	$ 0.50	-	-
Balance, end of year	-	-	1,296,000	$ 0.50

On April 17, 2007, the Company issued 1,296,000 brokers' unit warrants as an agents' commission. Each broker warrant entitles the agents to purchase one broker unit at a price of $0.50 until April 17, 2009. Each broker unit consists of one common share and one-half of one common share purchase warrant. Each whole warrant underlying the broker unit entitles the agents to acquire one additional common share at a price of $0.70 until April 17, 2009. The broker unit warrants expired unexercised.

10. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	February 28, 2010	February 28, 2009
Cash paid during the year for interest	$ -	$ 563
Cash paid during the year for income taxes	$ -	$ -

Significant non-cash transactions during the year ended February 28, 2010 included:

a) The accrual of deferred exploration costs of $50,406 at February 28, 2010.

b) The application of $13,772 of stock-based compensation to deferred exploration costs.

c) The issuance of 375,780 shares at a value of $21,956 as partial consideration on the acquisition of mineral properties.

10. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS (cont'd...)

Significant non-cash transactions during the year ended February 28, 2009 included:

a) The accrual of deferred exploration costs of $14,419 at February 28, 2009.

b) The application of $36,683 of stock-based compensation to deferred exploration costs.

c) The accrual of asset retirement obligations of $23,725 included in mineral properties at February 28, 2009.

d) The issuance of 750,000 share units valued at $30,000 for a finder's fee.

e) The application of exploration advances of $49,815 to mineral properties.

11. INCOME TAXES

a) A reconciliation of income taxes at statutory rates with reported taxes follows:

	February 28, 2010	February 28, 2009
Loss before income taxes	$ (1,320,274)	$ (1,248,776)
Expected income tax (recovery)	$ (392,782)	$ (383,999)
Reconciliation for foreign income tax	18,227	119,884
Stock-based compensation	75,771	20,927
Deductible items for tax	(337,893)	(1,323,593)
Unrecognized benefits of non-capital losses	636,677	1,566,781
Total income tax recovery	$ -	$ -

11. INCOME TAXES (cont'd...)

b) Significant components of the Company's future income tax assets are as follows:

	February 28, 2010	February 28, 2009
Future income tax assets		
Capital loss carry forwards	$ 266,000	$ 266,000
Non-capital loss carry forwards	6,058,000	4,891,000
Financing costs	92,000	155,000
Equipment	21,000	17,000
	6,437,000	5,329,000
Future income tax liabilities		
Resource property expenditures	(2,393,000)	(2,269,000)
	4,044,000	3,060,000
Valuation allowance	(4,044,000)	(3,060,000)
Net future income tax assets	$ -	$ -

The Company has non-capital losses carried forward of approximately $6,768,000 in Canada, which expire through to 2030 and loss carry forwards of $13,485,000 in Mexico, which expire through 2020. Subject to certain restrictions, the Company also has net capital losses and resource expenditures available to reduce taxable income in future years. Future tax benefits, which may arise as a result of these losses and resource expenditures have not been recognized in these financial statements and have been offset by a valuation allowance.

12. RELATED PARTY TRANSACTIONS

During the year ended February 28, 2010, the Company entered into the following transactions with related parties:

a) Paid or accrued a salaries of $156,000 (2009 – $136,667) to two employees who are directors and officers of the Company.

b) Paid or accrued consulting fees of $Nil (2009 - $1,874) to a company controlled by a director.

c) Paid or accrued $Nil (2009 - $55,989) for geological consulting fees and exploration management services, included in mineral properties, to an officer of the Company and to a company controlled by that officer.

d) Paid or accrued professional fees of $125,490 (2009 - $105,013) to an officer of the Company and to a company controlled by that officer.

12. RELATED PARTY TRANSACTIONS *(cont'd...)*

Pursuant to an amended employment agreement dated February 1, 2009, an officer of the Company is paid a salary of $10,000 per month and was eligible to receive 400,000 share purchase options. The share purchase options were granted on March 20, 2009.

These transactions were in the normal course of operations and were measured at the exchange amount which is the amount established and agreed to by the related parties.

13. SEGMENTED INFORMATION

The Company operates primarily in one reportable operating segment, being the acquisition and exploration of resource properties in Mexico. Geographical information is as follows:

	February 28, 2010	February 28, 2009
Capital assets are located in:		
Mexico	$ 20,297,853	$ 19,429,215
Canada	48,453	65,729
	$ 20,346,306	$ 19,494,944

14. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Fair values

Fair value estimates of financial instruments are made at a specific point in time, based on relevant information about financial markets and specific financial instruments. As these estimates are subjective in nature, involving uncertainties and matters of significant judgment, they cannot be determined with precision. Changes in assumptions can significantly affect estimated fair values.

The fair value of cash is measured at Level 1 of the fair value hierarchy. The carrying value of receivables, accounts payable and accrued liabilities approximate their fair value because of the short-term nature of these instruments.

Financial instrument risk exposure and risk management

The Board of Directors has overall responsibility for the establishment and oversight of the Company's risk management framework. The Company considers the fluctuations of financial markets and seeks to minimize potential adverse effects on financial performance.

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management process.

Credit risk
Credit risk is the risk of a financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligation. The Company's exposure to credit risk includes cash and receivables. The Company reduces its credit risk by maintaining its bank accounts at large international financial institutions. The Company's receivables consist primarily of tax receivables due from federal government agencies. The maximum exposure to credit risk is equal to the fair value or carrying value of the financial assets.

14. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (cont'd...)

Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its obligations as they become due. The Company's ability to continue as a going concern is dependent on management's ability to raise required funding through future equity issuances. The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities. Management and the Board of Directors are actively involved in the review, planning and approval of significant expenditures and commitments.

Market risk
Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, and commodity and equity prices. Such fluctuations may be significant.

a) Interest rate risk – The Company has cash balances and non interest-bearing debt. The Company's current policy is to invest excess cash in investment-grade short-term demand deposit certificates issued by its banking institutions. The company periodically monitors the investments it makes and is satisfied with the credit rating of its banks.

b) Foreign currency risk – The Company is exposed to foreign currency risk on fluctuations currency related to monetary items with a settlement currency other than Canadian dollars. The Company operates in foreign jurisdictions which use both the United States Dollar ("USD") and the Mexican Peso ("MXP") as the main settlement currencies. The Company does not use derivative instruments to reduce upward and downward risk associated with foreign currency fluctuations. The effect of a 1% change in foreign exchange rates would be approximately $4,500.

c) Price risk – The Company is exposed to price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact on the Company's earnings due to movements in individual equity prices or general movements in the level of the stock market. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The Company closely monitors commodity prices of gold and other precious and base metals, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

15. CAPITAL RISK MANAGEMENT

The Company's objective when managing capital is to safeguard the Company's ability to continue as a going concern such that it can continue to provide returns for shareholders and benefits for other stakeholders.

The Company considers the items included in shareholders' equity as capital. The Company manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust its capital structure, the Company may issue new shares, sell assets to settle liabilities or return capital to its shareholders. The Company is not exposed to externally imposed capital requirements.

16. COMMITMENTS

The Company has the following commitments at February 28, 2010:

a) The Company rents its office premises under an operating lease until June 2012. The operating lease commitment, including rent plus estimated common area costs, is approximately $98,750 per annum.

b) The Company rents office and warehouse space in Mexico under operating leases until May 2011 at a total monthly rent of MXP$23,265 (Cdn$1,900).

17. SUBSEQUENT EVENTS

Subsequent to February 28, 2010:

The Company initiated a non-brokered private placement of 10,000,000 units at $0.05 per unit for total *proceeds of $500,000. Each unit will consist of one common share and one transferable share purchase* warrant. Each share purchase warrant shall be exercisable for a period of one year at a price of $0.10. The Company has received cash subscriptions in the amount of $100,000.



Management's Discussion and Analysis

For the Period Ended February 28, 2010

Overview

This Management's Discussion and Analysis (MD&A) of the financial position and results of operations of Soho Resources Corp. ("Soho") includes its wholly-owned subsidiaries; Samarkand de Mexico S.A. de C.V. ("Samarkand"), Sierra Soleada S.A. de C.V. ("Sierra"), and 531607 BC Ltd.; and its 99% owned subsidiary, Sacramento de la Plata S.A. de C.V. ("Sacramento"), (collectively referred to as the "Company"). The MD&A should be read in conjunction with the consolidated financial statements for the fiscal period ended February 28, 2010. The information in this MD&A contains forward-looking statements. These statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those included in the forward-looking statements. The forward-looking statements are only made as of June 15, 2010, the date of this MD&A.

The Company is in the process of exploring its resource properties and has not yet determined whether these properties contain reserves that are economically recoverable. The recoverability of the amounts shown for resource properties and related deferred exploration costs is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete development, and upon future profitable production.

Summary of Operations

Soho's principal business activity is the acquisition and exploration of resource properties. The Company, through its Mexican subsidiaries, has an interest in two mineral exploration properties, the Tahuehueto Project, located in Durango State and the Jocuixtita Project located in Sinaloa State. The Company is a reporting issuer in the provinces of British Columbia and Alberta, Canada, and trades on the TSX Venture Exchange under the symbol "SOH". Additional information may be obtained from the Company's web site (www.sohoresources.ca) and SEDAR (www.sedar.com).

Since acquiring rights to the Tahuehueto Project in 1997, Soho has identified at least 12 poly-metallic zones hosted within a structurally controlled epithermal system that has been traced for more than six kilometres. Soho has completed more than 47,000 metres of drilling in approximately 248 holes since drilling operations started on the Project in January 2005.

On May 11, 2009 the Company released the results of the updated NI 43-101 compliant mineral resource estimate. This 2009 resource estimation has been prepared by Scott E. Wilson Consulting, Inc. ("Wilson Consulting") based in Englewood, Colorado. This updated 2009 resource contains 7.377 million tonnes categorized as measured and indicated, grading 2.1 grams gold per tonne, 34.97 grams silver per tonne, 0.28% copper, 1.06% lead and 2.01% zinc. This 2009 resource estimate is an upgrade to the Company's initial 2008 resource estimate announced on April 30, 2008 and is based upon detailed geological modeling of veins and stock-work zones that was not available for the initial resource estimate, plus 71 new drill holes targeting down-dip and along strike extensions of known mineralization outlined in the initial 2008 resource report.

2009 Tahuehueto Resource Calculation Highlights

Measured and Indicated Resources 7,377,000 Tonnes		Inferred Resource 4,868,000 Tonnes	
• 2.10 g. Au/t	498,000 ounces Au	• 1.06 g. Au/t	166,000 ounces Au
• 34.97 g. Ag/t	8,294,000 ounces Ag	• 31.77 g. Ag/t	4,971,000 ounces Ag
• 0.28% Cu	45,339,000 lbs. Cu	• 0.23% Cu	24,935,000 lbs. Cu
• 1.06% Pb	172,738,000 lbs. Pb	• 1.13% Pb	132,417,000 lbs. Pb
• 2.01% Zn	326,653,000 lbs. Zn	• 2.26% Zn	242,241,000 lbs. Zn

During the summer of 2009, the Company acquired six contiguous mining concessions located in the State of Sinaloa, Mexico, (together, the "Jocuixtita Property"). The Jocuixtita Property covers a cumulative area of 4,332 hectares. Five of these mining concessions covering a 1,668 hectares area are owned by two different vendors and are the subject of two separate purchase and option agreements. The remaining mining concession on 2,664 hectares was staked by the Company's subsidiary Samarkand.

At February 28, 2010 the Company had working capital deficiency of $163,354. The current operations of the Company have primarily been funded by the issuance of capital stock. The Company's ability to continue as a going concern is dependent on obtaining continued financial support, completing public equity financing or generating profitable operations in the future.

Subsequent to the period ended February 28, 2010 the Company initiated a non-brokered private placement of 10,000,000 units at $0.05 per unit for total proceeds of $500,000. As of the date of this report, the Company has received cash subscriptions in the amount of $100,000.

Selected Annual Financial Information:

	2010	2009	2008
Loss for the year	$(1,320,274)	$(1,248,776)	$(2,040,542)
Loss per share	$(0.01)	$(0.01)	$(0.02)
Total assets	$20,721,850	$20,397,610	$20,791,123
Long-term debt	$180,675	$184,398	$177,122

Fiscal 2010

For the 2010 fiscal year ended February 28, 2010, the total general expenses increased by about $4,600 while interest income decreased approximately $67,000 resulting in the overall increase in the net loss in 2010 compared to 2009. The largest single change was in stock-based compensation expense increasing $223,000, as the Company granted new stock options during the year. Overall management was able reduce almost all other discretionary general expenses by over $129,000.

Total assets increased by approximately $324,000. This is partially the result of the Company's investment in the Tahuehueto Project including the costs associated with the preparation of an updated 43-101 resources estimate. In addition the Company acquired and incurred some exploration costs on its new Jocuixtita mineral property. During the year the Company collected value added tax refunds from the Mexican government, thereby reducing accounts receivable by about $149,000.

Long-term debt is the Company's estimated asset retirement obligation in connection with environmental and reclamation costs on the Tahuehueto property. In both 2008 and 2009 this amount has increased in direct relation to the area disturbed by the Company's drilling activities. During fiscal 2010 drilling activities remained suspended; accordingly no additional asset retirement liability was recorded. However as the Canadian dollar has appreciated since 2009 this liability has been partially reduced by foreign exchange gains.

Fiscal 2009
During the 2009 fiscal year ended February 28, 2009, general expenses decreased approximately $971,000, while at the same time interest income declined by about $179,000. Again, the largest single change was in stock-based compensation expense decreasing $348,000, as the Company granted fewer new stock options during the year. Business promotion, investor relations and travel costs declined by a combined amount of almost $330,000 as the Company cut these discretionary expenses due to limited capital resources. The Company also reduced head office personnel resulting in a further saving of about $75,000.

Total assets remained relatively constant as the Company invested a large portion of its remaining 2008 cash balances into the exploration of its mineral properties. During the 2009 fiscal year the Company raised $1,000,000 in new cash from a private placement, however this is significantly less than the $12,200,000 raised in fiscal 2008.

Selected Quarterly Financial Information:

Fiscal year	2010				2009			
Fiscal quarter	**Q4**	**Q3**	**Q2**	**Q1**	**Q4**	**Q3**	**Q2**	**Q1**
Period end date	**Feb 28/10**	**Nov 30/09**	**Aug 31/09**	**May 31/09**	**Feb 28/09**	**Nov 30/08**	**Aug 31/08**	**May 31/08**
Loss for the period	$(325,021)	$(341,937)	$(346,895)	$(306,423)	$(301,073)	$(374,307)	$(195,789)	$(377,607)
Loss per share	$(0.00)	$(0.00)	$(0.00)	$(0.00)	$(0.00)	$(0.00)	$(0.00)	$(0.00)
Total assets	$20,721,850	$20,369,749	$20,167,391	$20,119,307	$20,397,610	$19,995,589	$20,421,780	$20,889,305
Long-term debt	$180,675	$179,361	$180,018	$181,989	$184,398	$202,356	$226,008	$199,479

The losses for each of the 2009 and 2010 fiscal periods are consistent with the level of business activities during each quarter. The quarterly losses average approximately $279,000 per period, after excluding amortization, stock-based compensation charges, foreign exchange, and interest earned.

The Company grants stock options resulting in significant charges for stock-based compensation. These charges are usually allocated over four fiscal quarters, depending on vesting terms. However, there can still be significant quarterly variations in the number and value of options granted from one period to the next. In fiscal 2010, the quarterly losses include stock-based compensation charges totaling $254,692, and $31,371, in the year ended February 28, 2009 for the fair value of stock options granted.

The Q2 2009 losses decreased due to a larger than usual foreign exchange gain and management's decision to cut back certain discretionary expenses, including business promotion, travel, and property investigations. In addition, stock-based compensation declined as there were no new options granted during the period.

The Q2 2010 loss increased due to higher legal fees and travel expenses associated with the negotiation and acquisition of the Jocuixtita property. The Company also updated some promotional material to reflect the results of the new 2009 resource estimate. The Company's AGM was held during this Q2 period resulting in higher administrative costs associated with the AGM.

The Q3 2010 loss increased mostly due to a $31,000 decrease in foreign exchange gains compared to Q1, plus a one-time expense of $21,000 in Q3 for consulting fees. These differences were partially offset by reduced stock-based compensation charges in Q3 compared to Q1 and Q2.

The Q4 2010 loss decreased compared to Q3 due to the absence of the one-time business promotion expenses noted above along with a further $34,000 decrease in stock-based compensation charges. These saving were partially offset by higher legal fees incurred in Mexico and Canadian regulatory fees, plus some additional travel expenses.

After excluding amortization, stock-based compensation charges, foreign exchange, and interest earned, the most recent four fiscal quarters' losses averaged $54,000 less than the Q2 2009 loss, as a result of management's efforts to reduce costs where reasonably possible. It was during the Q2 2009 period that the Company significantly reduced its exploration activities.

Long-term debt is the Company's estimated asset retirement obligation in connection with environmental and reclamation costs on the Tahuehueto property. In each fiscal quarter this amount has increased in direct relation to the area disturbed by the Company's increase in drilling activities. During Q2 2009, drilling activities were suspended; accordingly no additional asset retirement charge was recorded during the subsequent quarterly periods. In fiscal 2010 the liability decreased due to a foreign exchange adjustment.

Results of Operations

The Company incurred $1,327,864 in general and administrative expenses during the year ended February 28, 2010. Generally, expenses decreased as a result of the decrease in business activities compared to the February 28, 2009 fiscal year. After the exclusion of amortization, bad debt recovery, stock-based compensation charges, and foreign exchange, total expenses decreased by over $129,000 in 2010 compared to the previous fiscal year.

Professional fees include legal, accounting, and audit fees. Legal and accounting fees have remained about the same as in the previous year. Generally there has been an overall decrease in the volume of transactions resulting in decreased administrative costs including current accounting fees. However one of the Mexican subsidiaries is being audited by Mexican tax authorities. This has resulted in additional accounting and legal fees not incurred in the previous year. There has also been a reduction in 2010 accounting fees associated with the collection of the Mexican refundable value added taxes compared to 2009.

The actual fees charged by the Company's auditors have decreased by about $15,000 as a result of a decrease in the time required to complete the audit correlating to the decrease in the Company's business activities in the 2009 fiscal year. There is also a corresponding decrease in the accrued audit fees for the fiscal 2010 year-end audit.

Business promotion and consulting fees expenses include fees paid for advertising, development and production of promotional materials, registration fees for trade shows, corporate communication services and financial consulting associated with the Company's on-going search for additional sources of financing. The decreases in these expenses in the current fiscal year are due to a reduction in the number of trade shows attended and a management's reduction in certain discretionary expenses. These costs savings were partially offset by a one-time expense of $21,000 for consulting fees.

Communications expense includes the costs of Soho's office telephones, fax, mobile phones, web site design and maintenance, web hosting and internet access services.

There is a slight increase in rent for the current period because there is a general increase in overhead costs charged by the landlord.

Wages and benefits decreased as the Company reduced staff by two full time administrative personnel compared to the 2009 fiscal year. The Company does not have any investor relations agreements, all investor relations activities are currently handled by employees of the Company. Investor relations expense decreased $13,000 in the period ended February 28, 2010. In January 2009, in light of the poor junior capital markets and the Company's restricted cash resources, the Company's CEO agreed to temporarily reduce his monthly salary by 25%.

Travel expenses include the costs of vehicles, airfares, accommodation, and meals for a variety of business trips related to securing financing and meetings connected with the Tahuehueto and Jocuixtita properties, as well as attendance at various trade shows. The decreases in travel expenses in the current fiscal year are due to a reduction in the number of trade shows attended, as well a fewer number of trips by management to Mexico.

The Company's Tahuehueto project is located in a remote area, a considerable distance from any commercial and business centres. To facilitate the expanded exploration activities on the Tahuehueto property, in June 2006 the Company established an office in Durango City, Durango, Mexico. This office oversees the administration of the exploration activities, including the procurement of services, supplies, and equipment from local vendors. As the office exists solely for the benefit of the exploration activities, the costs of maintaining and operating the office have been included with the Tahuehueto deferred exploration costs. These office and administrative costs include personnel salaries, rent, communications, office supplies, and office equipment.

In addition to the Durango office, the Company rents warehouse space primarily for the storage of diamond drill core sample materials extracted from the Tahuehueto property. The sample material, reject samples, and pulps are stored here after delivery from the preparation lab. The warehouse is also used to temporarily store supplies and equipment prior to being shipped to the Tahuehueto project.

The Company has evaluated several new resources properties in Mexico with the potential for further exploration development. Property investigation expense includes travel, and technical expenses associated with the property investigations. During the current fiscal year there have been no new property investigations undertaken.

If the Company's has large surplus cash balances, it is held in an interest bearing deposit, and drawn upon only as funds are needed for operations. Interest income has decreased by approximately $67,000 because both the amount on deposit and the interest rates are significantly lower.

Included in accounts receivable at February 28, 2010 is $88,000 of refundable IVA tax (value added tax) due to the Company from the government of Mexico. During the February 28, 2010 fiscal year the Company received approximately $271,000 of IVA tax refunds. Subsequent to February 28, 2010, up to the date of this report, the Company has received additional IVA refunds of approximately $39,000, and the Company expects to receive further refunds over the next few months.

Except as may be otherwise indicated, all of the above noted transactions have received regulatory approvals, where required.

Due to the Company's reduced cash resources and the current poor capital markets, the Company has streamlined costs and scaled back operations commensurate with its available working capital. In fiscal 2009 this included laying-off a portion of the exploration staff at the Tahuehueto project, and some administrative personnel in both the Vancouver and Durango offices. The 2010 financial results reflect the lower personnel costs along with corresponding reductions in all other exploration costs, including; assaying, drilling, equipment, camp supplies, and subcontractor costs.

Resource Properties and Investments

Tahuehueto Mine Project, Mexico
Overview

Through a 99%-owned Mexican subsidiary, Soho Resources Corp. controls 100% of the Tahuehueto project situated in a historic mining district of northwestern Durango State. The 9,081-hectare property covers at least 12 known mineralized zones hosted within a structurally controlled epithermal system that has been traced for more than six kilometres.

Tahuehueto lies within the prolific Sierra Madre mineral belt, which hosts a series of historic and producing mines and most of Mexico's active exploration and development projects. The project is situated approximately 100 kilometres southwest of silver mines in the Guanacevi region, and about 25 kilometres north of the silver mines at Topia.

Access to the property is by road, about nine hours from Durango City, or by fixed-wing aircraft to a nearby landing strip. The project site is remote, with only a few small villages in this portion of the Municipality of Tepehuanes. Recent initiatives of Mexico's Durango state government provide Soho with the possibility of an alternative and much improved access route for the Tahuehueto project. Scheduled for completion in late 2010, a new two lane paved highway under construction will connect northwestern Durango State to Sinaloa State near Culiacan. This new highway passes close to Topia near Canelas and exits the Sierra Madre Mountains at Tamazula, a mere 45 km from Culiacan, the capital of Sinaloa State. In order to connect to this new highway, Soho will need to construct a new access road of approximately 18 km connecting to existing road infrastructure close to Topia. This would provide direct access to the new highway thereby markedly improving the access to the project.

Spanish explorers were the first to discover the gold-silver veins at Tahuehueto, but were unable to process the sulphide mineralization. Various companies explored the property, starting in the early 1900s, leading to development of underground workings and very limited historic production. Soho acquired rights to the project in

1997, shortly after the Mexican government reformed its mining laws and adopted new policies aimed at attracting foreign investment to the mining sector. The Company was attracted to Mexico because of its vast geological potential and favorable investment climate, and to the Tahuehueto project because of the evidence of a highly mineralized epithermal system, past exploration activity, and excellent potential for significant new discoveries. It was also noted that geologically similar deposits in nearby districts have produced millions of ounces of gold and silver, along with associated base metals in some cases, from multiple zones and structures. One such example is the La Cienega mine, owned and operated by Penoles, Mexico's largest mining company. This large-scale underground mine hosts more than one million ounces of gold in reserves, and also produces silver, lead and zinc. Another is San Dimas District, which hosts several large underground mines that have produced more than 9 million ounces gold and 700 million ounces silver from about 22 structures. Goldcorp Inc. controls the San Dimas district and surrounding mines through its subsidiary Luismin Mines.

Ownership and Access Rights
Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral properties. The Company has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties are in good standing.

In 1997, pursuant to a share purchase agreement, and one amendment thereto, the Company acquired, through its wholly-owned Mexican subsidiary Samarkand de Mexico, 85% of the issued and outstanding capital stock of Sacramento and subsequently acquired an additional 5%. In March 2007 the Company converted a portion of inter-company debt between Samarkand and Sacramento into equity, thereby increasing its ownership in Sacramento to 99%. Sacramento holds a 100% interest in the Tahuehueto mineral property, located in Durango State, Mexico. Certain core concessions of the property, comprising approximately 1,535 hectares, are subject to a 1.6% net smelter returns royalty.

On December 4, 2006 the Company settled its outstanding obligation to one of the vendors, Senor Alberto Shade Zavala, and in doing so, as part of the settlement, the Company also purchased Senor Shade's 0.4% net smelter return royalty interest covering a portion of the previous net smelter return held by the vendors, thereby reducing the outstanding net smelter return on the Project to 1.6% from 2%. Total compensation paid by the Company to Senor Shade was US$50,000, representing his pro-rata portion of the final payments due to the vendors under the original Share Purchase Agreement, plus US$75,000 and 200,000 common shares priced at $0.56 per share for the 0.4% net smelter return royalty interest. These shares were issued during the period ended May 31, 2007 at a total value of $112,000.

Pursuant to the share purchase agreement and its subsequent amendment as referred to above, the Company is obligated to make a final payment of US$200,000 to the remaining two vendors of the Sacramento shares.

Based upon regional reconnaissance work in and around Tahuehueto, Soho staked additional concessions covering approximately 7,018 hectares to encompass most of the prospective ground in the Tahuehueto district. This staking brings Soho's total Tahuehueto project area to 9,081 hectares.

In May 2006, the Company entered into a Surface Rights Agreement with Comunidad La Bufa, the local community residents' formal legal entity. The Surface Rights Agreement has an initial term of ten years expiring in May 2016, and is extendable for an additional five years. The agreement covers the core 2,062 original hectares of the project and allows the Company unrestricted access to explore, develop and mine metals within the area covered under the agreement. Sacramento will make annual payments to Comunidad La Bufa over the term of the agreement, at US$20,000 in the first year with subsequent payments increasing from the previous year's payment by 5% annually. In addition, upon commencement of commercial production the annual payment will be increased by 50% of the previous year's payment.

Exploration Highlights

NI 43-101 Resource Calculation

On May 11, 2009 the Company released the results of the updated NI 43-101 compliant mineral resource estimate. This 2009 resource estimation has been prepared by Scott E. Wilson Consulting, Inc. ("Wilson Consulting") based in Englewood, Colorado. Wilson Consulting is a full-service mining engineering firm, specializing in all aspects of exploration, mine development, and mine operations. This new resource estimate is an upgrade to the Company's initial resource estimate announced on April 30, 2008 and is based upon detailed geological modeling of veins and stock-work zones that was not available for the initial resource estimate plus, 71 new drill holes targeting down-dip and along strike extensions of known mineralization outlined in the initial resource report of April of 2008.

2009 Tahuehueto Resource Calculation Highlights

Measured and Indicated Resources
7,377,000 Tonnes

- 2.10 g. Au/t 498,000 ounces Au
- 34.97 g. Ag/t 8,294,000 ounces Ag
- 0.28% Cu 45,339,000 lbs. Cu
- 1.06% Pb 172,738,000 lbs. Pb
- 2.01% Zn 326,653,000 lbs. Zn

Inferred Resource
4,868,000 Tonnes

- 1.06 g. Au/t 166,000 ounces Au
- 31.77 g. Ag/t 4,971,000 ounces Ag
- 0.23% Cu 24,935,000 lbs. Cu
- 1.13% Pb 132,417,000 lbs. Pb
- 2.26% Zn 242,241,000 lbs. Zn

The Tahuehueto Resource is categorized into Measured, Indicated and Inferred Resources as follows:

			Gold (Au)		Silver (Ag)		Copper (Cu)		Lead (Pb)		Zinc (Zn)	
Category		**Tonnes (,000's)**	**g/t**	**Oz. (,000's)**	**g/t**	**Oz. (,000's)**	**Cu%**	**Lbs. (,000's)**	**Pb%**	**Lbs. (,000's)**	**Zn%**	**Lbs. (,000's)**
Measured	26%	3,254	2.40	251	36.30	3,798	0.28	20,439	1.10	79,228	2.07	148,759
Indicated	34%	4,123	1.87	248	33.92	4,496	0.27	24,900	1.03	93,511	1.96	177,894
Total M&I	60%	7,377	2.10	498	34.97	8,294	0.28	45,339	1.06	172,738	2.01	326,653
Inferred	40%	4,868	1.06	166	31.77	4,971	0.23	24,935	1.23	132,417	2.26	242,241

The cutoff grades used to determine the above mineral resources were 2 grams per ton AuEQ for sulfide mineralization and 3 grams per ton AuEQ for oxide mineralization since the potential costs to extract oxide material may be higher than the cost to process sulfide mineralization. Approximately 10% of the resource is oxide mineralization and therefore only a minor part of the resource.

The metal prices used to determine the gold equivalent grade for cutoff purposes only were $800 per ounce for gold, $12.00 per ounce for Silver, $2.10 per pound for copper, $0.65 per pound for lead and $0.70 per pound for zinc. Gold-equivalent grades are used for cutoff purposes only.

Mineral resources that are not mineral reserves do not have demonstrated economic viability. Converting resource estimates into economic reserves may be materially affected by the inability to obtain required environmental and other regulatory approval, environmental or operating permits and may also be materially affected by global economic conditions such as the price of gold, silver, copper, lead, zinc, the price of oil and other commodities utilized in the mine production. Unknown geologic or hydrologic conditions or other unknown factors may also materially affect converting resource estimates into reserves.

Please refer to the Company's web site for full details of the resource estimate and report referred to above available at www.sohoresources.ca.

Exploration Activities
Soho's exploration programs have significantly enhanced the overall potential of the Tahuehueto property. To date Soho has completed more than a cumulative total of 47,300 metres of drilling in approximately 248 drill holes at Tahuehueto to define priority zones occurring within a district-scale epithermal system traced for at least six kilometres at Tahuehueto. The bulk of 2007/2008 drilling was focused on resource definition within five priority zones.

During September 2009, management met with the State of Durango Governor Hernandez and his staff, discussions included government assistance in upgrading the road to Tahuehueto, and electrical power requirements for potential future mining operations. In preparation for a preliminary economic assessment, management has also been researching and developing plans for improved road access and the delivery of electrical power to the Tahuehueto area. In December 2009 the Company had a follow-up meeting with the Governor and his staff to further advance the goals of the Company.

In October 2009, Soho Resources Corp prepared five metallurgical composite samples, all from diamond drill core samples, from the Tahuehueto Project in the state of Durango, Mexico. The composites were prepared to reflect the known resource grades as determined in the company's most recent 43-101 compliant mineral resource calculation, prepared by Scott E. Wilson Consulting, Inc. (see new release dated May11, 2009). Each composite was made up of material from mineralized intersections in not less than five separate drill holes from spatially different parts of the mineralized zone in question. The overall composite represents the weighted average of the contribution of each of the four individual zone composites to the total May 11th 2009 mineral resource. The composites have been subjected to 12 bench scale flotation tests by Westcoast Mineral Testing of North Vancouver, B.C.

The most recent and best test result to date was on the overall composite, yielding the following overall recoveries:

Composite		Rougher Recovery %				
	Test	Au	Ag	Cu	Pb	Zn
Overall composite	10-16	85.6	90.1	87.9	86.7	88.1

Testing on the individual zone composites yielded the following results:

Zone		Rougher Recovery %				
	Test	Au	Ag	Cu	Pb	Zn
Cinco de Mayo	10-06	91.5	91.4	88.6	98.8	97.2
El Creston	10-07	83.4	78.7	81.6	87.7	53.2
El Perdido	10-08	82.5	74.2	84.8	93.6	64.9
El Catorce	10-09	87.2	83.5	73.9	98.3	87.7
Arithmetic average		86.2	82.0	82.2	94.6	75.8

Future plans for the remainder of fiscal 2011 and during the beginning of fiscal 20112 include additional metallurgical testing utilizing alternative depressants in an attempt to improve the distribution of the base metals into their respective concentrates as well as to attempt to increase overall recoveries. Upon receiving the completed PEA the Company intends to follow its recommendations for future work at Tahuehueto in order to advance the Project towards a full feasibility study and eventual production. This work will most certainly include underground development along structures containing known resources in order to allow underground drilling to expand and upgrade resources and bulk sampling for advanced metallurgical testing.

The Company also intends to identify and acquire additional high quality exploration projects that will allow continued corporate growth. This search is primarily being conducted in Mexico but the Company would not rule out acquisitions in other jurisdictions depending upon the quality of a potential acquisition opportunity.

Due to current market conditions the Company is operating on a care and maintenance basis on the Tahuehueto Project. Some of the above future plans will require additional capital infusions. The Company is confident that it will be able to access the required capital to advance the Tahuehueto Project towards a production decision as well as fund exploration and development of new acquisitions.

Environment and Community
Soho conducts its exploration and development activities in a socially and environmentally progressive manner consistent with the principles of Sustainable Development. Particular emphasis is placed on establishing good relationships with community leaders and residents, as well as state authorities to ensure citizens are kept informed of the Company's exploration activities.

As the Tahuehueto project advances from exploration and development to the pre-feasibility stage, environmental baseline studies will lay the foundation for more detailed programs examining all aspects of potential mine development to ensure the highest standards of environmental protection. The Company will continue to comply with all regulations and closely monitor its activities to minimize damage to the ecosystem.

Soho participates in a range of social initiatives in support of local communities, and has already helped to establish a local school and improve electrical, water supply and sanitation facilities. Soho recently established a medical clinic on the project site which services the crew and is available to the local populace. Local hiring and procurement policies have been adopted to ensure that benefits flow to the communities and region surrounding the project.

Jocuixtita Property, Mexico

The property consists of six contiguous mining concessions located in the State of Sinaloa, Mexico, (together, the "Jocuixtita Property"). The Jocuixtita Property covers a cumulative area of 4,332 hectares located near to the town of San Ignacio and is approximately 120 km north from the city of Mazatlan.

Five of the mining concessions cover a contiguous area that encompasses 1,668 hectares. These five mining concessions are owned by two different vendors and are the subject of two separate purchase and option agreements. The remaining mining concession on 2,664 hectares adjacent to the concessions mentioned above, was staked by the Company's subsidiary Samarkand, and therefore is owned directly Samarkand.

Samarkand entered into one agreement with Esteban Hernandez Rodriguez and Erelinda Acuña Acuña (the "Hernandez Option") and a second agreement with Luis Saul Quintero Triana (the "Quintero Option"). Both agreements grant Samarkand the right to explore and acquire a 100% interest in the respective concessions. In order to maintain the right to explore and exercise the Hernandez Option and Quintero Option, Samarkand must make cumulative payments totaling US$1,000,000 (US$800,000 over a period of six years in the case of the Hernandez Option and US$200,000 over a period of three years in the case of the Quintero Option). Up to a maximum of US$372,666 of the option payments may be made by payment of Soho shares. To the date of this report, the Company has paid the vendors US$70,000 (US$50,000 under the Hernandez Option and US$20,000 under the Quintero Option), and issued 375,780 Soho shares valued at US$20,000. For the Hernandez Option, the vendors maintain a 2% NSR royalty on the applicable concessions. Samarkand may acquire 50% of the NSR by making a cash payment of US$ 350,000 to the vendors of the Hernandez Option. For additional details on the schedule of payments please visit the Company's website at www.sohoresources.ca.

The Jocuixtita Property hosts a number of northwest and cross cutting northeast trending epithermal vein structures mineralized with silver, gold, lead and zinc. The principle structure hosting the El Carmen – La Salvadora – El Eden historic mine workings has been traced over a minimum of 3 km of strike length. During a due diligence site visit, the Company observed exposed mineralized zones within this principle structure ranging from four to ten metres in width.

Highlights from El Carmen and La Salvadora sampling completed by the Company include:

Sample	Vein	Sample Type	Width	Kg	Au g/t	Ag g/t	Pb%	Cu%	Zn%
5704	La Salvadora	Channel	1.00	2.11	1.920	610	8.11	0.170	23.70
5706	La Salvadora	Channel	1.20	2.72	0.698	126	0.52	0.048	5.84
5712	La Salvadora	Channel	1.30	3.90	0.584	205	2.92	0.119	12.05
5714	La Salvadora	Channel	1.00	4.00	1.315	345	2.46	0.096	13.25
5721	La Salvadora	Channel	1.30	3.77	1.110	867	2.36	0.137	4.53
5722	La Salvadora	Channel	2.00	2.83	0.529	427	5.87	0.184	9.92
5727	El Carmen	Channel	1.00	1.91	0.138	335	0.84	0.041	1.30

Underground workings on the La Salvadora zone consist of four adits, levels 1 through 4. Only levels 3 and 4 were sampled during the company's site visit as Levels 1 and 2 were inaccessible. Level 4 consists of a 22 m adit following the vein. Six samples were taken on the vein within this Level, sample numbers 5704-5706 and 5712-5714.

Level 3, follows the vein along approximately 24.0 of strike length. The exposed mineralization within Levels 3 and 4 varies between 4.0 to 10.0 m wide. 7 samples were collected on the La Salvadora vein, and 2 from 2 parallel structures to La Salvadora, 5715-5722.

The El Carmen zone is located approximately 700m northwest of the La Salvadora on the same principle structure as the La Salvadora and El Eden Zones. One sample was collected during the Company's site visit from El Carmen zone where the vein strikes 070 and dips 82 NE. Thickness varies between 1 to 2 m.

The El Eden Zones is south east approximately 2.7km of the La Salvadora Zone and over 3km from the El Carmen and all appear to be hosted in the known principle structure of the project. Five samples were collected from the El Eden vein during the Company's site visit, numbers 5707-5711.

Other known zones on structures other than the principle structure visited and sampled during the Company's site visit were; La Paloma Vein striking 020 and dipping 70 SE with a wide of 6.0 M. Three channel samples were collected, 5723-2725; Paloma Del Llano Vein striking 045 with a vertical dip. One sample was collected from a poorly exposed zone, number 5726; El Platano Vein strikes 025 and dips between 75 degrees to vertical. Eight samples were collected during the Company's site visit, numbers 5730-5837.

A complete list of sample locations and results can be viewed at the Company's website. These figures are preliminary in nature and there has been insufficient exploration to define a mineral resource. It is uncertain if further exploration will result in the target being delineated as a mineral resource. The Jocuixtita Property has not been explored using modern exploration methods. The main mines within the project have been historically mined on a very small scale by previous owners.

Soho initiated a preliminary exploration program on the Jocuixtita project in January 2010 with the delivery of equipment to rehabilitate the access road into the project. Soho was successful in rehabilitating approximately 1/2 of the access road before a major equipment failure forced the program to be postponed. Due to budget constraints the program has been put on hold until such time as funding allows the company to recommence access rehabilitation operations. Upon securing adequate funding and reestablishing access to the project Soho is planning a $300,000 to $500,000 initial exploration program on the project which will be focused on exploring the main zones and include; detailed geological mapping and sampling, trenching, geophysics and a 10 – 15 hole diamond drill program to test continuity of several of the main zones both along strike and down dip. In addition a comprehensive compilation of all historic exploration and development data will be undertaken to better understand the various structures and mineralization occurring on the Project.

Corporate, General, and Administrative

Directors and Officers
At the Company's Annual General Meeting (the "AGM") held on July 21, 2009, shareholders elected the following individuals as directors of the Company:

Ralph Shearing
Paul Chung
Yao Sun
Arthur Freeze
William Howald
Lianxi Zhang

At a subsequent directors meeting, the following director and officer appointments were made:

Audit Committee – Ralph Shearing, William Howald, and Paul Chung
Human Resources & Compensation Committee – Arthur Freeze, Paul Chung, William Howald
Advisory Board – John Anderson
President and Chief Executive Officer – Ralph Shearing
Chief Financial Officer - Donald Crossley
Vice President Asia Pacific Region – Yao Sun

Management Agreements

In October 2007 the Company entered into an employment contract with Ralph Shearing to provide general management services to the Company for a monthly fee of $13,333. Mr. Shearing is the CEO and a Director of the Company. In January 2009, in light of the poor junior capital markets and the Company's restricted cash resources, Mr. Shearing agreed to temporarily reduce his monthly salary by 25%, retroactive to August 2008.

In March 2009 the Company entered into an employment contract with Yao Sun to provide general management services to the Company for a monthly fee of $3,000. Mr. Sun is the Vice President Asia Pacific Region and a Director of the Company.

These transactions are in the normal course of operations and are measured at the exchange amount which is the amount established and agreed to by the related parties. These agreements have received regulatory approval where required.

Financing Activities

During the year ended February 28, 2010 the company issued shares as follows:

a) Pursuant to the exercise of warrants, the Company issued 25,750,000 shares at an exercise price of $0.05 for total cash proceeds of $1,287,500.

b) Pursuant to a mineral property option agreement, the Company issued 375,780 shares for a total consideration of $21,956 (US$20,000). Under the terms of this agreement, the price of these shares was determined by the previous average 10 day market closing price of the Company's stock, less a 10% discount.

Subsequent to the year ended February 28, 2010 the Company initiated a non-brokered private placement of 10,000,000 units at $0.05 per unit for total proceeds of $500,000. Each unit will consist of one common share and one transferable share purchase warrant. Each share purchase warrant shall be exercisable for a period of one year at a price of $0.10. As of the date of this report, the Company has received cash subscriptions in the amount of $100,000.

Capital Stock, Warrants, and Options

Capital Stock
As at June 15, 2010 there have been no changes in the issued capital stock from the information provided in the February 28, 2010 financial statements.

Warrants
As at June 15, 2010 there have been no changes in the warrants outstanding from the information provided in the February 28, 2010 financial statements.

Stock Option Plan
A 2009 Stock Option Plan was approved by the shareholders on July 21, 2009, at the Company's annual general meeting. Under the 2009 plan, the Company is authorized to grant options to executive officers, directors, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common stock of the Company, on a rolling basis. Options may be granted at an exercise price of no less than a 25% discount of the market price on the date of the grant, or such higher price as determined by the board of directors. Options can be granted for a maximum term of 10 years. Vesting is not required but may be set on an individual basis as determined by the board of directors.

As at June 15, 2010, the following share purchase options were outstanding:

Number of Shares	Exercise Price	Expiry Date
200,000	$0.10	June 27, 2010
150,000	$0.10	September 15, 2010
150,000	$0.10	November 1, 2010
530,000	$0.10	December 8, 2010
750,000	$0.10	December 8, 2010
200,000	$0.10	May 17, 2011
25,000	$0.10	August 1, 2011
300,000	$0.10	August 1, 2011
150,000	$0.10	October 1, 2011
50,000	$0.10	December 1, 2011
200,000	$0.10	March 19, 2012
150,000	$0.10	April 25, 2012
25,000	$0.10	May 10, 2012
250,000	$0.10	September 1, 2012
25,000	$0.10	January 1, 2013
3,515,000	$0.10	March 20, 2014
475,000	$0.10	May 1, 2014
7,145,000		

During the year, 725,000 stock options expired on March 18, 2009 without being exercised. On March 20, 2009 the Company granted 3,515,000 stock options at an exercise price of $0.10 per common share to directors, employees, officers, and consultants expiring on March 20, 2014. At the same time, the Company re-priced 3,005,000 previously issued stock options to a new exercise price of $0.10. These options had previous exercise prices ranging from $0.25 to $0.63. The re-pricing of 1,450,000 of these options was subject to shareholder's approval. The approval was obtained on July 21, 2009, at the Company's annual general meeting.

On May 1, 2009, the Company granted 475,000 stock options at an exercise price of $0.10 per common share to employees and consultants expiring on May 1, 2014.

On October 1, 2009, the Company granted 150,000 stock options at an exercise price of $0.10 per common share to a consultant expiring on October 1, 2011.

Brokers' Unit Warrants
In connection with a April 17, 2007 private placement financings, the Company granted non-transferable broker unit warrants entitling the brokers to purchase units, each unit consisting of one common share and one-half of a non-transferable share purchase warrant. On April 17, 2009, 1,296,000 broker unit warrants expired without being exercised.

Liquidity

At February 28, 2010, the Company had a working capital deficiency of $163,354. Subsequent to the year ended February 28, 2010 the Company initiated a non-brokered private placement of 10,000,000 units at $0.05 per unit for total proceeds of $500,000. As of the date of this report, the Company has received cash subscriptions in the amount of $100,000. This financing reduced the working capital deficiency that existed subsequent to the year ended February 28, 2010, and provided funds both for the Company to continue its exploration activities and for general working capital purposes. However the Company's ability to continue as a going concern is dependent on obtaining continued financial support, completing public equity financing or generating profitable operations in the near future. Due to the current poor market conditions affecting the junior resource public company markets, the Company may not be able to secure additional financing.

Investor Relations

The Company does not have any investor relations agreements. All investor relations activities are currently handled by employees of the Company.

Related Party Transactions

In addition to certain related party transactions mentioned above, the Company had additional significant transactions with related parties, as are summarized below.

The Company has an employment contract with Mr. Shearing, who is the CEO and a director of the Company. Under the terms of the employment contract, Mr. Shearing is paid a salary of $13,333 per month, and was granted 400,000 share purchase options. The share purchase options were granted on March 20, 2009.

In January 2009, in light of the poor junior capital markets and the Company's restricted cash resources, Mr. Shearing agreed to reduce his monthly salary by 25%, retroactive to August 2008.

The Company has an employment contract with Mr. Sun, who is the Vice President Asia Pacific Region and a Director of the Company. Under the terms of the employment contract, Mr. Sun is paid a salary of $3,000 per month, and was granted 300,000 share purchase options. The share purchase options were granted on March 20, 2009.

The Company paid professional fees of $125,490 to Donald Crossley, an officer of the Company. Mr. Crossley is a chartered accountant and the chief financial officer of the Company, and as such provides the company with general management, administrative, financial, and accounting services.

These transactions are in the normal course of operations and are measured at the exchange amount which is the amount established and agreed to by the related parties.

Risk Factors and Uncertainties

Forward-Looking Statements

Certain statements made and information contained in this MD&A and elsewhere may constitute forward-looking statements. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to the interpretation of drill results and the estimation of mineral resources, the geology, grade and continuity of mineral deposits, the possibility that future exploration, development results will not be consistent with the Company's expectations, accidents, equipment breakdowns, title matters and surface access, labour disputes, the potential for delays in exploration activities, the potential for unexpected costs and expenses, commodity price fluctuations, currency fluctuations, failure to obtain adequate financing on a timely basis and other risks and uncertainties, including those described under Risk Factors in each management discussion and analysis. In addition, forward-looking information is based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of precious and base metals, that the Company will receive required permits and access to surface rights, that the Company can access financing, appropriate equipment, sufficient labour and subcontractors, and that the political environment within the Company's operating jurisdictions will continue to support the development of environmentally safe mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements.

The Company's ability to generate revenue and profit from its natural resource properties, or any other resource property it may acquire, is dependent upon a number of factors, including, without limitation, the following:

Precious and Base Metal Price Fluctuations
The Company's ability to finance its mineral property acquisition, exploration and eventual development is dependent upon the market price of certain precious and base metals. The price of such metals has fluctuated widely and is affected by numerous economic and political factors, consumption patterns, speculative activities, levels of supply and demand, increased production due to new mine developments and productivity, metal substitutes and stock levels. These fluctuations may result in the Company not receiving an adequate return on invested capital or the investment retaining its value.

Operating Hazards and Risks
Mining operations generally involve a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Operations in which the Company has a direct or indirect interest will be subject to all the hazards, risks and liabilities normally incidental to exploration, development and production of precious and base metals. The Company presently carries liability insurance; however any liabilities arising from its operations may have a material, adverse effect on the Company's financial position.

Exploration and Development
There is no known body of commercial ore on the Company's mineral properties. Development of the Company's properties will only follow upon obtaining satisfactory exploration results. Mineral exploration and development involves a high degree of risk and few exploration properties are ultimately developed into producing mines. There is no assurance that the Company's mineral exploration and development activities will result in any commercially viable discoveries.

Substantial expenditures are required to establish reserves through drilling, to develop metallurgical processes and the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that the funds required for development can be obtained on a timely basis.

The marketability of any minerals acquired or discovered may be affected by numerous factors which are beyond the Company's control and which cannot be accurately predicted, such as market fluctuations, the proximity and capacity of milling facilities, mineral markets and processing equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting minerals and environmental protection.

Calculation of Reserves and Mineralization and Precious and Base Metal Recovery
There is a degree of uncertainty attributable to the calculation of reserves and mineralization and corresponding grades being mined or dedicated to future production. In addition, there can be no assurance that precious or other metal recoveries in small-scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

Government Regulation
Operations, development and exploration on the Company's properties are affected to varying degrees by government regulations relating to such matters as environmental protection, health, safety and labour; mining law reform; restrictions on production; price controls; tax increases; maintenance of claims; tenure; and expropriation of property. There is no assurance that future changes in such regulation, if any, will not adversely affect the Company's operations.

Environmental Factors
All phases of the Company's operations are subject to environmental regulation in the various jurisdictions in which it operates. Environmental legislation is evolving and requires stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no

assurance that future changes in environmental regulation will not adversely affect the Company's operations. Environmental hazards may exist on the Company's properties, which are unknown to the Company at present and which have been caused by previous or existing owners or operators of the properties.

Climate Change

The Company's current business and exploration activities are not a significant contributor to the greenhouse gases that are commonly believed to be responsible for climate change and a source of adverse weather patterns. The Company does not currently believe climate change will have a significant impact on its future operations. However there is no assurance that future changes in the environment resulting from climate change will not adversely affect the Company's operations.

Title to Assets

Although the Company has or will receive title opinions for any properties in which it has a material interest, there is no guarantee that title to such properties will not be challenged or impugned. The Company has not conducted surveys of the claims in which it holds direct or indirect interests and therefore, the precise area and location of such claims may be in doubt.

The Company's claims may be subject to prior unregistered agreements or transfers or native land claims and title may be affected by undetected defects.

Internal Controls

Management maintains systems of both internal controls over financial reporting and disclosure controls and procedures, which are designed to ensure that information required to be disclosed by the Company is recorded, processed, summarized and reported on a timely basis. Management believes that both the internal controls over financial reporting and the disclosure controls and procedures were effective as of the end of the period covered by this report to provide reasonable assurance of the achievement of these objectives.

Management has not made any change in the Company's system of internal controls over financial reporting during the most recent interim period that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Changes in Accounting Policies

International Financial Reporting Standards ("IFRS")

In February 2008, the Canadian Accounting Standards Board ("AcSB") confirmed that GAAP for publicly accountable enterprises will be converged with IFRS effective for fiscal years beginning on or after January 1, 2011. The Company will therefore be required to report using IFRS commencing with its unaudited interim financial statements for the three months ended May 31, 2011, which must include restated interim results for the prior period ended May 31, 2010 prepared on the same basis.

Team – Due to the size of the Company the CFO, a Chartered Accountant, will be performing the IFRS conversion and will report to the Audit Committee on the progress accomplished.

Training – During fiscal 2010 the CFO attended several IFRS seminars given by the Institute of Chartered Accountants of B.C. The objective of the training was to become aware of the timing of IFRS, comparing Canadian GAAP to IFRS and IFRS as it applies specifically to the mining industry. The CFO expects to continue with training during fiscal 2011.

Accounting policies – A review of the IFRS conversion process has been performed which highlighted key differences between GAAP and IFRS. A further detailed review will be concluded in the third quarter of fiscal 2011 to conclude its actions and to assist in the conversion process and the preparation of IFRS financial statements. The following is a list of IFRS standards that may have a potential impact on the financial statements of the Company and are considered most relevant to the Company's conversion process.

First Time Adoption (IFRS 1) – first-time adoption provides guidance to entities adopting IFRS for the first time. The key principle of IFRS 1 is full retrospective application of all IFRS in force at the closing balance sheet date in an entity's first IFRS financial statements. However, there are a number of exemptions that reduce the burden of retrospective application that will have to be reviewed by the Company.

Exploration for and Evaluation of Mineral Resources (IFRS 6, IAS 16, IAS 38) - IFRS allows the costs of exploration for and evaluation (E&E) of mineral resources to either be expensed as incurred or capitalized, in accordance with the entity's selected accounting policy. At the moment, the Company capitalizes the exploration expenses, unless the Company has not obtained the legal rights of the property or has already written off the property. IFRS requires that E&E costs be classified as either tangible or intangible assets, a segregation not being done under Canadian GAAP.

Impairment of Assets (IAS 36, IFRIC 10) - Like IFRS, Canadian GAAP requires an impairment testing when there is an indicator of impairment, except that under IFRS, the Company must assess if there is an indicator each reporting date. Unlike IFRS, the estimates of future cash flows used in assessing whether an impairment loss exists are not discounted under Canada GAAP. This might trigger more impairment testing under IFRS. Unlike IFRS, Canadian GAAP always recognizes impairment losses in the statement of earnings because the revaluations of long-lived assets are not permitted.

Share-based Compensation (IFRS 2) – share based compensation is not expected to significantly impact the Company's financial statements. For stock options that vest over time the Company recognizes stock – based compensation using the Black-Scholes valuation model and employing the graded vesting method. The Company will commence using this valuation methodology in the first quarter of 2011.

Information systems – The accounting processes of the Company are simple as it is in the exploration stage and no major challenges are expected at this point to operate the accounting system under IFRS. Some spreadsheets will be adopted to support the changes made in accounting policies.

Conclusion - based on the Company's review and management's assessment of IFRS, the Company does not anticipate the conversion to IFRS will have a significant impact on the Company's reported financial amounts and or its business processes; however the financial statement disclosure will be greatly expanded. The Company also expects to meet all reporting deadlines in its conversion to IFRS and will report any difficulties in meeting these deadlines.

Financial Instruments

Fair values

Fair value estimates of financial instruments are made at a specific point in time, based on relevant information about financial markets and specific financial instruments. As these estimates are subjective in nature, involving uncertainties and matters of significant judgment, they cannot be determined with precision. Changes in assumptions can significantly affect estimated fair values.

The fair value of cash is measured at Level 1 of the fair value hierarchy. The carrying value of receivables, accounts payable and accrued liabilities approximate their fair value because of the short-term nature of these instruments.

Financial instrument risk exposure and risk management

The Board of Directors has overall responsibility for the establishment and oversight of the Company's risk management framework. The Company considers the fluctuations of financial markets and seeks to minimize potential adverse effects on financial performance.

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management process.

Credit risk

Credit risk is the risk of a financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligation. The Company's exposure to credit risk includes cash and receivables. The Company reduces its credit risk by maintaining its bank accounts at large international financial institutions. The Company's receivables consist primarily of tax receivables due from federal government agencies. The maximum exposure to credit risk is equal to the fair value or carrying value of the financial assets.

Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its obligations as they become due. The Company's ability to continue as a going concern is dependent on management's ability to raise required funding through future equity issuances. The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities. Management and the Board of Directors are actively involved in the review, planning and approval of significant expenditures and commitments.

Market risk
Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, and commodity and equity prices. Such fluctuations may be significant.

a) Interest rate risk – The Company has cash balances and non interest-bearing debt. The Company's current policy is to invest excess cash in investment-grade short-term deposit certificates issued by its banking institutions. The company periodically monitors the investments it makes and is satisfied with the credit rating of its banks.

b) Foreign currency risk – The Company is exposed to foreign currency risk on fluctuations currency related to monetary items with a settlement currency other than Canadian dollars. The Company operates in foreign jurisdictions which use both the United States Dollar ("USD") and the Mexican Peso ("MXP") as the main settlement currencies. The Company does not use derivative instruments to reduce upward and downward risk associated with foreign currency fluctuations. The effect of a 1% change in foreign exchange rates would be approximately $4,500.

c) Price risk – The Company is exposed to price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact on the Company's earnings due to movements in individual equity prices or general movements in the level of the stock market. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The Company closely monitors commodity prices of gold and other precious and base metals, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

Capital Risk Management
The Company's objective when managing capital is to safeguard the Company's ability to continue as a going concern such that it can continue to provide returns for shareholders and benefits for other stakeholders.

The Company considers the items included in shareholders' equity as capital. The Company manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust its capital structure, the Company may issue new shares, sell assets to settle liabilities or return capital to its shareholders. The Company is not exposed to externally imposed capital requirements.

On Behalf of the Board of Directors of
Soho Resources Corp.

"Ralph Shearing"

Ralph Shearing, CEO
June 15, 2010